Exhibit 99.1

No. 14/10

IAMGOLD Announces Start-up of Essakane Mine

Toronto, Ontario, June 29, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the start-up of its Essakane gold mine in Burkina Faso in West Africa, six weeks ahead of the previous production schedule and a full six months ahead of the original target of year-end 2010. The Company began processing ore last week and the mill is operating as planned.

“Essakane is the first greenfield project built by IAMGOLD in Africa. The fact that it has been completed ahead of schedule and in line with the capital budget is a testament to the excellence of the members of our project development team – many of whom were involved in building Rosebel,” said Peter C. Jones, Interim President and Chief Executive Officer.

“With the start-up of our second flagship mine, IAMGOLD is not only demonstrating its great project development capabilities, but adding another long life, low cost operation to its portfolio. We are positioned for a steady production ramp up, with a core of experienced people, assisted by technical and operational personnel seconded from some of our other operations, including the Doyon mill in Quebec,” Mr. Jones said.

Commercial production will be achieved on the first of 30 consecutive days on which total ore processed exceeds 445,000 tonnes, equivalent to 60% of design throughput capacity.

Construction of the primary crusher will be completed in about six weeks, as only soft oxide ore will be fed to the plant for the first few months. To date, about five million tonnes of ore, or six months of feed, has been stockpiled due to prestripping activity. Mine performance remains in line with expectations for productivity and unit costs. The water reservoirs are filling, with the onset of the rainy season.

Essakane is 90% owned by IAMGOLD, with the Government of Burkina Faso holding the remaining 10%. The operation is expected to produce more than 500,000 ounces of gold from start-up to the end of 2011.

IAMGOLD’s goal of achieving ZERO Harm remains a top priority across all operations and the safety record at Essakane continues to be strong. In addition, IAMGOLD has committed to a number of important sustainable development programs, which are underway in Burkina Faso.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Jo Mira Clodman
Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.